Filed by Columbia Banking System, Inc. pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pacific Continental Corporation

Commission File No.: 000-30106

JOINT CONFERENCE CALL

COLUMBIA BANKING SYSTEM, INC. AND

PACIFIC CONTINENTAL CORPORATION

January 10, 2017  12:00 p.m. EST

Speakers:	Melanie Dressel, President and CEO, Columbia Banking System, Inc.
Roger Busse, President & CEO, Pacific Continental Corporation
Clint Stein, EVP & Chief Financial Officer, Columbia Banking System, Inc.

Operator:	This is Conference #48326477.

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Columbia Banking System and Pacific Continental Corporation joint conference call.

At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session and instructions will be given at that time.

If you should require assistance during this conference please press star, zero. As a reminder, this conference is being recorded.

I would now like to turn the call over to your hosts for today; Melanie Dressel, President and Chief Executive Officer of Columbia; Roger Busse, President and Chief Executive Officer of Pacific Continental; and Clint Stein, Chief Financial Officer.

I turn the call over to Melanie Dressel, please go ahead.

Melanie Dressel:	Thank you, (Michelle). Good morning, and thank you for joining us to discuss our exciting news today. Yesterday evening we announced that we have entered into a definitive agreement with Pacific Continental Corporation headquartered in Eugene, Oregon. Joining me on the call today is Roger Busse, President and CEO of Pacific Continental; and Clint Stein, our Chief Financial Officer at Columbia.

Before we start, I’d just like to note that our press release and slide presentation detailing yesterday evening’s announcement are available online at www.columbiabank.com in the investor relations section. As always, I need to mention that we’ll be making some forward looking statements, which are subject to economic and other factors. You can find a more complete Safe Harbor explanation in our form 10-K filed with the SEC for the year 2015.

I can’t tell you how excited I am to be able to announce this merger. We’ve admired Pacific Continental for quite some time and see many similarities in our companies that should contribute to a great partnership. Roger, his management team, and Pacific Continental’s board of directors have done a wonderful job leading the organization. Combined, our companies will become the premier Northwest focused community bank.

As you’ve heard me say many times before, the criteria we consider in any acquisition are that it makes financial sense for our shareholders, that it is complementary to our footprint, and that it is culturally compatible. With that in mind, please turn to Slide 3 of the presentation.

By combining our companies, Columbia’s Oregon presence will increase by nearly 50 percent. Pacific Continental is the second largest community bank headquartered in Oregon. In terms of market expansion, we pick up the number one market share in the Eugene MSA, which is the second largest MSA in Oregon. We will also have opportunities to leverage our teams in Seattle and Portland. We’re particularly excited that we found a partner that has built a similar community focused bank with a very strong core deposit base. 42 percent of Pacific Continental’s deposits are non-interest bearing accounts.

On a combined basis, we will have more than $12 billion in assets and over 150 branches, and we will continue with strong capital levels as well. This transaction accelerates our crossing of the $10 billion threshold in a meaningful way.

We have been focused on preparing ourselves for this eventuality for quite some time now and we feel we’re in a solid position to navigate the regulatory requirements associated with this change. The transaction is immediately accretive to Columbia’s earnings per share with 8% and 10 percent projected accretion in 2018 and 2019, respectively. The IRR in this transaction exceeds our financial hurdle of 15 percent, tangible book value dilution is approximately six percent and it will take approximately 3.7 years to earn back this dilution.

Slide 4 provides an overview of the terms of the transaction. The consideration offered is 0.6430 Columbia shares for each Pacific Continental share. At our stock price as of yesterday, the transaction is valued at $27.85 per share or about $644 million in total. It’s worth noting that prior to the presidential election the transaction would have carried a price tag of approximately $21 per share. But as we all know bank stocks have risen dramatically over the past two months.

Since the election, the Keefe Regional Bank index is up approximately 25 percent, and our stock is up approximately 31 percent. Pricing is subject to a collar. Within the upper and lower range of the collar the exchange ratio is fixed. Above the top of the collar, if Columbia’s stock outperforms the Keefe Regional Bank Index (KRX) by greater than 15 percent, then the price fixes and we have an opportunity to issue fewer shares. Below the bottom of the collar, if Columbia stock underperforms the KRX by greater than 15 percent, then the price fixes and we may maintain the price paid at the lower end of the collar by either paying the difference in cash or by increasing the exchange ratio.

The midpoint of the collar was set when we agreed upon an exchange ratio, so as of today we’re above the top end of the collar but have not outperformed the KRX by more than 15 percent. In addition, there is a mutual walkaway provision if Columbia stock decreases below $26.13. Pacific Continental can reinstate the transaction by including a per share cash component in the consideration. The details of how this all works is in the appendix on slide 16.

As Columbia’s stock price moves within the collar range, the value of the stock component will fluctuate. As of yesterday’s closing price of 43.31, the pricing represents 3.06 times Pacific Continental stated tangible book value per share as of September 30th, 21.2 times 2017 estimated earnings and is a 33.9 percent market premium to yesterday’s Pacific Continental closing price of $20.80 per share. As of November 8th, 2016 or the date of the election, the price to tangible book was 2.34 times tangible book and the price to 2017 estimated earnings was 16.2 times. It’s important to realize that we are paying a three percent discount relative to where our stock trades on a price to 2017 estimated earnings, and when we compare that relative pricing with other transactions, our relative pricing is actually below those transactions.

In consideration of our partnership we will be adding one of Pacific Continental’s independent directors to Columbia’s Board. Roger Busse, Pacific Continental’s Chief Executive Officer, has committed to assist with our integration of Pacific Continental into Columbia. In addition, we anticipate key Pacific Continental leaders will join Columbia, which should provide continuity and facilitate a smooth integration to minimize the impact on customers, employees and each community.

We’re targeting a mid-2017 completion date pending customary closing conditions that include regulatory approval and the approval of Columbia and Pacific Continental shareholders. It’s important to note that we conducted a comprehensive due diligence review. Our diligence process included numerous meetings between the members of the executive management of both banks and a thorough review of Pacific Continental’s loan portfolio, business activities and operations.

The next slide, Slide 5, shows our combined footprint. The combination helps to strengthen our presence in Eugene, Portland and Seattle areas and provide yet another step in reaching our vision of being the Northwest regional community bank, the likes of which has not really existed since the old U.S. Bank, SeaFirst and Rainier National Banks.

Slide six through eight provide an overview of Pacific Continental, and I think it would be a good time now to hand the call over to Roger to go over these slides and to share his thoughts on the transaction. Roger?

Roger Busse:	Thank you, Melanie. Before addressing PCBK’s financial highlights, I’d like to take a few minutes to say how pleased I am and excited about the merger with Columbia. Our board, executive management and I all agree this combination makes perfect financial and strategic sense for our shareholders, our customers, employees and the communities we serve. Let me tell you why.

To begin, I have been overwhelmed by the thoughtful consideration and planning by Melanie and her team as to how they will integrate our two banks focusing on our client and communities and our employees. This all bodes well for our investors and owners. To that point, I would like to stress that with few exceptions, virtually all our clients will continue to work with their same relationship personnel they know and trust thereby minimizing disruption and ensuring the same familiar excellent service and support they’ve come to value. This includes senior managers, deposit and lending teams, and even some of our administrative support members.

Further it is important to note that like PCBK, Columbia has been rated as one of the best performing community banks in the nation. But more, we both have been recipients of multiple best places to work awards, which underscores our commitment to employees. In my view, this similar demonstrated commitment to client and employee success is unique and will foster an even more rapid assimilation into a new and powerful organization, thereby providing real strategic advantage to all of our constituents.

Our shared cultural alignment and client focus will be a catalyst for both successful integration and growth. More, our clients will have access to a much wider array of products and services, including wealth management and mortgage; there will be increased lending capacity and financing options for businesses while retaining local authority to make decisions.

Columbia and PCBK are aligned in their longstanding commitment to community investment, nonprofits and employee engagement. Columbia will work with our market leadership and coordinate donations, sponsorships, and partnerships that may further enhance our impact in the communities we serve. Consequently, this combination addresses all constituents, providing strategic opportunity and advantage to each. With that introduction, I would now like to cover key aspects of a few slides.

As slide 6 indicates, Pacific Continental was founded in 1972 so that makes us 44 years old. Our mantra has always been quality first, followed by profitability and then growth — in that order. Since 2005 we have completed four acquisitions including three acquisitions since 2013, but primarily our growth has been organic relationship banking. With our recent acquisition of Foundation Bank in Bellevue, Washington our assets topped $2.5 billion, making us the second largest Oregon headquartered bank. We are a quality organization serving the markets of Eugene, Portland and Seattle, and specifically, we are a business bank that has been focused in three primary niche areas; community based businesses, healthcare lending and nonprofits.

We are a very efficient organization with 14 branch locations and two LPO’s. Our financial performance has consistently exceeded our peers both in terms of organic growth and profitability. As you can see, we have very good credit quality metrics. I have been impressed with the anticipated synergies of our credit practices with those of Columbia. Consequently, we will continue to offer localized authority and credit practices that will complement continued quality growth and robust pipelines.

Moving on to slide 7, as I mentioned before, we started the bank in 1972 in the Eugene market. We command a leading market share in the Eugene MSA, holding the number one position with over $855 million in deposits. Eugene is the home to the University of Oregon and the cities of Eugene/ Springfield represent the second largest population center in the state. More recently, Eugene has shown solid inward migration, growth and expansion of what is called the Silicon Shire, which represents dozens of startup technology companies. The unemployment rate has dropped below 5 percent to 4.7 percent and housing has fully recovered to pre-recession values.

PCBK has developed deep and long lasting relationships with the business and non-profit communities, and understands the critical nature of communicating the benefits of this combination to all our constituents. Our market and team leaders in Eugene, including our market president, will remain in leadership roles along with the lending and deposit teams. The same will be true in our Portland and Puget Sound markets where we have $672 million and $593 million in deposits respectively.

All three markets have shown solid loan growth through the third quarter of 2016. And Portland’s expansion to $729 million in loans continues to underscore the success of our market leadership and lending staff there. With the recent acquisition of Foundation Bank in Puget Sound we now have a meaningful presence with a combination of talented lenders, strong teams and experienced leadership.

On slide 8, we detail the growth of our healthcare lending practice. We started our dental lending focus about 15 years ago and have made over 2,000 dental loans with no more than 22 basis points of loss in any year and virtually no delinquencies. As you can see, we grew the portfolio to $160 million in our local markets through 2009. This was intentional; we wanted to monitor how the portfolio would perform through the recession.

During this period, there were virtually no issues or negative credit migration that resulted. We became confident that our understanding and underwriting of this area ensured an homogenous, strong portfolio. A slow expansion began all based on individual credit quality. The national portfolio, now in 42 states, has performed as well or better than our in-market portfolio. National lending is restricted to the three strongest performing segments namely; dental acquisition financing, practice refinance and owner-occupied commercial real estate.

Indeed, most of our national dental lending practice is related to acquisition financing where one dentist is selling their practice to another, usually a junior associate. We now have over 500 practices today in the portfolio. It is a very granular portfolio with the average loan size is just under 600,000. Currently dental-related lending activity represents just over 20 percent of our total loan portfolio. Again, I’d like to emphasize that the same underwriters, relationship managers and leaders that have successfully developed and crafted this portfolio are anticipated to continue into the combined company.

One final note, our nonprofit niche is primarily a deposit focus of the bank, and these deposits include over 1,400 nonprofit relationships representing almost 27 percent of our core deposits at a cost of 17 basis points. Our nonprofit banking teams, we believe, will enjoy a similar commitment at Columbia to this critical segment.

And with that, I will turn the call over to Clint to discuss more transaction details.

Clint Stein:	Thank you, Roger.

Turning to slide 10, I’ll review our key transaction assumptions. As you know we do not provide earnings guidance, as such, for our analysis we have used analyst consensus estimates for both companies to generate our estimated earnings accretion. We expect to realize approximately $19.4 million in cost savings from the merger or 34 percent of Pacific Continental’s 2017 estimated non-interest expense.

We forecast about 50 percent realization of cost savings in 2017, 85 percent realization in 2018, and then the full amount in 2019.

We also assumed that the Durbin amendment would lower Pacific Continental’s income by $300,000. Our assumption is that our Durbin impact is already factored in to our street estimates. We anticipate approximately $30 million in pretax deal related expenses and estimate a loan mark of 1.7 percent. For modeling purposes, we based our accretion of the loan discount on our actual experience from previous acquisitions. This assumes that roughly 50 percent of the loan mark will accrete over a five year period.

In addition, our other estimated day one fair value marks include an estimated $2.8 million markup on fixed assets, a $1.1 million markup on the subordinated debt, and a $2.3 million markdown of OREO. Also we modeled a reversal of the Foundation trust preferred mark of $2.6 million since we plan to redeem the approximately $14 million of trust preferred securities at or shortly after the close. Our estimated core deposit intangible is based on 1.75 percent of Pacific Continental’s non-time deposits amortized over a 10 year period. We did not assume any revenue enhancements for our modeling purposes, but do believe that our larger lending limit and our product set will enhance earnings over a longer period.

Slide 11 details our cost savings estimate of $19.4 million or as I mentioned previously, about 34 percent of Pacific Continental’s non-interest expense. As we have done in the past, we will track and report our progress toward achieving our target cost saves as we progress through closing and complete the integration process.

Slide 12 illustrates the pro forma financial outcome. Please keep in mind that as our stock price fluctuates, the value of the consideration moves so the resulting deal price per share moves as well. Melanie did mention the collar structure and there’s a chart in the appendix on slide 16 which illustrates what Pacific Continental shareholders receive at different Columbia stock prices.

In terms of financial metrics, in 2018 earnings per share increases approximately eight percent and roughly 10 percent in 2019, the first full year of 100 percent realization of the cost savings. The IRR is greater than 15 percent, which is a measure of the return on capital utilized or allocated to the transaction. And last, the tangible book value dilution at close is approximately six percent and the estimated tangible book value earn back period is 3.7 years.

On closing, we maintain strong pro forma capital ratios with a tangible common equity ratio of 8.7 percent and a total risk based capital ratio of 11.8 percent. We have stated many times that our long term target for total risk-based capital is 12 percent. We anticipate that with the combined earnings power of both companies, we will quickly exceed our target for this ratio.

To wrap up our prepared remarks, I’ll turn the call back over to Melanie.

Melanie Dressel:	Thanks Clint. Now turning to slide 13.

The merger will accelerate the timing of our crossing the $10 billion asset mark and bring the impact of lost interchange revenue from the Durbin amendment into the third quarter of 2018. We currently estimate the annual pretax impact on a pro forma basis to be about $9.8 million, or $6.3 million on an after tax basis. As it relates to some of the typical costs related to crossing $10 billion such as additional compliance costs, infrastructure expenses and DFAST stress testing, we believe that those are captured by our current run rate as we have been preparing for this since 2013.

Page 14 of the slide deck provides a summary of the investment opportunities this merger creates. We truly believe it’s compelling. This acquisition is in line with our strategic plan and meets our investment criteria. We’re excited to strengthen our market share in key MSA’s, including the leading market share in Eugene, Oregon. Having completed 10 acquisitions since 2004, we have a well-tested team and a successful track record for integrating banks, and we feel very confident that this integration will go smoothly as well.

We look forward to working alongside the Pacific Continental team as we continue to build out the best Northwest focused regional community bank.

Thank you for allowing us the opportunity to share our thoughts with you on this transaction this morning. At this point, I’d like to open up the call for any questions you might have.

Operator:	At this time if anybody would like to ask a question, please press star one on your telephone keypad. Again, that would be star one on your telephone keypad.

Your first question comes from Matt Clark from Piper Jaffray, your line is open.

Melanie Dressel:	Good morning, Matt

Matthew Clark:	Hey good morning, Melanie. Just first on the special dividend that you have been paying the last 11 straight quarters. Is it fair to assume that that will be suspended for now and revisited after the deal closes?

Melanie Dressel:	Of course that’s a full board decision and we’ll be discussing that in conjunction with our earnings release that’s coming up later this month. With West Coast, we did pause on our special dividends versus our Intermountain transaction where we continue to pay it. And I would say that this is more similar to the West Coast situation.

Matthew Clark:	OK, great. And then the earnings accretion assumptions of eight and 10 percent in ’18 and ’19: I just want to clarify that does include the impact of Durbin, which is already in the street estimates. Is that right?

Clint Stein:	That’s correct. But one thing we did add was the impact to Pacific Continental’s earnings stream for the Durbin Amendment. We believe that would be the third quarter of 2018 when that will become applicable for us.

Matthew Clark:	OK. That’s the additional $300,000 I think you said?

Clint Stein:	That’s correct.

Matthew Clark:	OK. And then any other purchase accounting adjustments in your accretion assumptions? I think you mentioned that half your loan mark was expected to come through over five years. Is there anything else in the margin outlook?

Clint Stein:	I hesitate just because there are lots of different line items in our model for acquisition accounting. Some of it is reversing some of the acquisition accounting things that Pacific Continental has from their two most recent acquisitions that then get revalued at day one for us. But it’s pretty much the standard things that you would expect to see in our calculation.

We have the cost savings and we have the time period in which we expect to achieve those. We have some accretion income, we show some benefit from redeeming the trust preferred securities. We have our Core Deposit Intangible amortization that’s on an accelerated basis. So it’s just those types of things.

There will be some provision activity as we’ve had with our prior acquisitions that will occur, but nothing other than standard purchase accounting type adjustments and trying to capture how those will impact the pro forma company.

Matthew Clark:	OK, great. And then switching gears to the dental platform, obviously a specialty business for PCBK. I know you do a little bit of that yourselves. I know on a pro forma basis it’s not a huge number, at least for the national platform, but I’m just curious what your plans are for the national platform and whether or not that’s going to continue status quo?

Melanie Dressel:	Sure. I guess the simple answer is yes. We spent quite a bit of time during due diligence getting comfortable with the process and the credit metrics and those kind of things. And we found that Pacific Continental’s practices are very similar to ours and that we felt very comfortable with how they manage that. And it complements what we’re doing already, so I don’t really anticipate that we’re going to see much change at all.

Matthew Clark:	OK thank you.

Melanie Dressel:	Thanks, Matt.

Operator:	Your next question comes from Jeff Rulis from D.A. Davidson. Your line is open.

Melanie Dressel:	Good morning, Jeff.

Jeff Rulis:	Hi, Melanie. I guess a follow up on the dental platform — what is the pro forma percent of loans on a combined basis of that portfolio?

Clint Stein:	You know Jeff, that’s a number I don’t have in front of me. We can follow up with you.

Jeff Rulis:	What was COLB’s legacy, what was the total loan amount in that? I can back into it if you just had your COLB’s current total.

Clint Stein:	It would be about $600 million.

Jeff Rulis:	OK, fair enough. Great. And then maybe just digging into the cost savings a little bit. 34 percent is a healthy number, but I guess given considerable overlap, one could say it’s somewhat conservative. If you could talk about the science behind how you arrived at that number and the thoughts behind that figure.

Clint Stein:	As I mentioned in my prepared remarks is that we’ll track and report on a quarterly basis to you and our shareholders how we’re tracking to the model. And we’ve been typically pretty close. Thinking back to the last one — Intermountain — we came in a little bit better on our cost saves. When I look at the work and the level of detail that both of our teams put in on coming up with our number, there are instances like Matt’s question and your follow up about the national healthcare lending platform. We’re not really anticipating any cost saves at all within this group because it is a bolt on to our existing infrastructure.

These were some of the things we looked at that might result in a lower number than expected given our market overlap. However, I think 34% is a pretty realistic estimate, and I’m comfortable with the number. Because of the market overlap, we’ll look at some opportunities for additional savings as leases come up and things like that. But it’s a little too preliminary to get into a lot of specific details on where those cost saves will occur other than just what we’ve included on I believe it was slide 11.

Jeff Rulis:	Maybe I should ask Roger, specifically. I guess as you look for a partner in this combination if you could communicate your comfortability with pairing with a company that is culturally very similar? And maybe talk about your thoughts about that cost savings number as you see it.

Roger Busse:	Well it’s a great question. As I mentioned in my comments, I have been very impressed with the thoughtful approach that’s taken place. And by that I mean we have worked together to look very carefully at how we can continue to leverage the existing niches we have and grow them. From that perspective, the key players, the leaders, the folks that are driving dental banking, for example, will continue into the new company.

So the cost savings that have been identified are appropriate to structure a very dynamic and powerful organization to continue its growth. I’m very comfortable with the approach that’s taking place and the cost savings number will help us accelerate our success. That’s how I see it.

Jeff Rulis:	Thanks, and maybe one last question for Clint. Do you have an estimate for goodwill and CDI that total figure there as it is today?

Clint Stein:	Yes, we expect to record goodwill of approximately $444 million. CDI is roughly $36 million so total intangibles would be about $480 million.

Jeff Rulis:	OK, thanks. And congratulations, Melanie and Roger, a good combination.

Melanie Dressel:	Great, thanks, Jeff

Operator:	Again if anybody would like to ask a question, please press star one on your telephone keypad. Again, that would be star one on your telephone keypad.

Your next question comes from Aaron Deer, Sandler O’Neill and Partners. Your line is open.

Melanie Dressel:	Hi, Aaron

Alex Morris	Good morning everybody, this is actually Alex Morris on for Aaron.

Melanie Dressel:	Hi Alex

Alex Morris:	Congratulations on the deal; just a few quick follow up questions for me. Related to retention, you mentioned in the release about the importance of the continuity between PCBK clients and the existing relationship managers. Could you speak to what extent lock ups are already in place or how that process is progressing?

Melanie Dressel:	We have made a lot of progress on that and we will be moving very quickly; in many cases as early as tomorrow to communicate those. It’s a very thoughtful process that we’ve gone through with the PCBK team in terms of really wanting to leverage the great teams that they have in these areas. The Pacific Continental team has been very insightful about that and we’ve taken their lead to make sure that we have the best opportunity to keep people on board, taking care of their customers tomorrow in the same way that they were yesterday.

Alex Morris:	Absolutely. OK, thank you for that.

Just digging into the cost save target or another part to that, I appreciate the break out that was provided in the release regarding where you expect the expenses to come from. The bulk come from salary and benefits and a little from General and Administrative, and other parts. Is there any potential branch consolidation thoughts — any parts you can point to where that would be expected?

Melanie Dressel:	If you just look at the map that was included in the slide deck, you can kind of see the natural overlap. And then as Clint indicated, one of the drivers will also be leases that come up and just from a financial perspective which branch locations and size make the most sense to keep to make sure we’re able to accommodate everybody. So yes, we’re still working on some of the actual identification of which branches. Roger, do you have anything to add to that?

Roger Busse:	I think from our perspective, for example in the Eugene MSA, there will be few changes with regard to positions but it’s going to be looked at carefully. What we’re trying to do is minimize disruption to the clients. Virtually all of our client-facing people as appropriate will be there for their existing clients and their existing locations. So that minimized disruption should help leverage a smooth transition here in the Eugene MSA.

In Portland we still have unique locations, and of course in Seattle there’ll have to be a close look at that as well. But that’s part of the process and right now I think minimizing disruption is the key.

Alex Morris:	Understood, I appreciate all that. And then one last question following up on the Eugene market specifically. Obviously Pacific Continental — and Roger your team has a very strong market leadership down there, strong economy and good inflows of population starter presence down there. Maybe Melanie you could speak a little bit and Roger any insight as well, but what your thoughts are about the outlook for that market and any expectations or what additional color you can provide?

Melanie Dressel:	Well, certainly what we want to do is to preserve and grow, and the leadership here in the Eugene market is just stellar. And you know we want to make sure that we provide the opportunities to continue to grow in the Eugene marketplace.

Roger Busse:	Yes. Again, I think it’s a thoughtful approach to retaining the key leadership in this marketplace as it stands today, with the right leadership in place to continue to grow the market. I’ve been very impressed with that approach, it’s been collaborative. And so we’ll have very dynamic leadership and the same great folks dealing with our clients moving forward.

Alex Morris:	Great, thanks everyone for answering my questions.

Melanie Dressel:	Thank you.

Operator:	You next question comes from Jackie Bohlen from KBW. Your line is open.

Jackie Bohlen:	Hi, good morning…

Melanie Dressel:	Hi Jackie

Jackie Bohlen:	Hi Melanie. A question on close timing — I know you said mid-2017 but the slide deck has some pro forma capital ratios that indicate as of 6/30. Does that mean you’re leaning more towards a late 2Q versus say an early 3Q close?

Melanie Dressel:	You know a lot of this will be dictated by the speed at which the regulatory and shareholder approvals can get taken care of. So we would hope sooner rather than later but we also recognize that it takes time. So we’d love to see it happen by the end of the second quarter, but we’re not in complete control of that. So it could be the early third quarter too.

Jackie Bohlen:	OK, understood. I know there are a lot of moving pieces with that. And looking at a vague mid-2017 close, is it fair to assume that by 1Q and probably by 2Q ,based on your accretion assumptions, by the end of 2Q most of the cost saves would be realized — 2Q ’18 I mean?

Clint Stein:	That’s a fair assumption. You know we would expect a fairly short turnaround time from close to conversion. And as you know, it’s typically at conversion when we stop running duplicate systems and have redundancy that we can really make a lot of headway on the cost saves. So, I really expect that by 2Q ’18 we will get most of that behind us.

Jackie Bohlen:	OK, so conversion probably in either 4Q ’17 or 1Q ’18?

Clint Stein:	Probably late third quarter of ’17 or early fourth quarter ’18.

Jackie Bohlen:	OK, that’s very helpful.

Clint Stein:	’17, sorry ’17.

Jackie Bohlen:	Crazy that we’re discussing 2018. And then just lastly, I know that there are no revenue synergies included in your accretion expectations, but if you could just talk a little bit about what you see as the possibilities. I know that you both have strong track records of growth. Where do you see that going from both a loan growth perspective and maybe some of the things you bring to each other in terms of fee item components?

Melanie Dressel:	I think that Roger’s insight would be best to start with an answer on this question.

Roger Busse:	Well, there’s a very strong presence in the marketplace, we have pipelines in existence right now. We would expect that our lenders would continue to work closely with their clients to continue the development of many of those pipelines, and that includes both loans and deposits. They were almost at record levels at the end of the fourth quarter.

As far as synergies go, there’s a much wider array of opportunities for our lenders. While we’ll have localized authority, we’ll have additional expansion of lending authority capacity, and we’ll be able to address larger loans if needed that are appropriate to the risk in the portfolio. There’s also some product and fee opportunities for us as well that can be integrated with our existing platform.

So, one thing I would add is that when we acquired Foundation Bank, we also developed a property management and a homeowner’s association niche which can be expanded to the entire corporation. And I think that’s additive too to the combination of our two companies. So there are multiple opportunities here at PCBK and we see a natural ability to integrate the two banks and leverage those relationships.

Melanie Dressel:	Another area that I think will be helpful in building an even stronger base will be our wealth management services. Columbia has a wide array of wealth management products and services and we’ll certainly be introducing Pacific Continental’s customers and prospects to that line of business as well.

Roger Busse:	Yes, it’s a natural opportunity for us; we’ve introduced a wealth management process internally but it certainly does not currently represent anything on the scale of the robust offerings that are offered by Columbia. And so this is a tremendous opportunity to take what we’ve started and build it into something much more significant.

As you know, we’re a business bank and so our clients ask for these products and services, particularly in wealth management, so there’ll be great opportunities there.

Jackie Bohlen:	OK, great. Thank you everyone and congratulations on a really strong complementary transaction.

Melanie Dressel:	Great, thanks Jackie.

Operator:	Your next question comes from John Arfstrom from RBC Capital Markets. Your line is open.

John Arfstrom:	Thanks…

Melanie Dressel:	Hi, John.

John Arfstrom:	Hey, good morning. A couple of questions here maybe for Roger to start. Roger, do you feel that your healthcare and dental business growth has been limited at all by your old balance sheet size?

Roger Busse:	No I wouldn’t say that. What I’ll tell you is that with the end market portfolio itself, we never felt a limitation. We’d raised additional capital, as you know, regardless, so we could basically continue to grow that portfolio. But we have been very, very methodical and judicious in how we’re approaching that. Our end market portfolio is at a maturity point where it’s beginning to churn and so it’s leveled off. We’re still making plenty of loans, but just the trend of the portfolio is leveling it off.

Our growth in the out of market, what we call the national portfolio, has been measured as well and we only do the three kinds of lending. So there is capacity for continued growth there, but again it’s all based on quality. In some states we have only one or two loans, so we’ve had no 50 state growth strategy, it’s all based on quality. So there is capacity, now it’s unlimited. But I think you’re going to continue to see the same leaders and underwriters that are overseeing this growth and they’re going to be very, very thoughtful in maintaining that quality.

John Arfstrom:	OK. Are those loans primarily tied to prime?

Roger Busse:	The fixed rate loans are generally tied to the FHLB, it’s a fixed rate. So, those are the acquisition financing loans, practice, refinance and owner occupied, of course, is commercial real estate focused, owner occupied commercial real estate loans. So primarily it’s a fixed rate.

John Arfstrom:	OK. And Roger, would you consider your bank as asset-sensitive meaning you know it benefits from increases in short-term rates?

Roger Busse:	Yes, slightly. We’re pretty neutral, actually, the way we look at it and our CFO has done a good job of analyzing that. So I believe yes, slightly asset sensitive.

John Arfstrom:	OK. I was just looking at the numbers and it looks like your consensus estimates hasn’t moved very much since the election and I was just curious what kind of leverage you thought you had to higher rates.

Roger Busse:	Well you know we are primarily a fixed rate shop so it’s not just a change in the rates; it’s the end of the long term curve. And so we’d like to continue to see that rise; that will help us out as we have matured loans and refinance those.

John Arfstrom:	OK. Good, that’s helpful. Melanie or Clint, maybe talk a little bit more about your due diligence and some of your findings there.

Melanie Dressel:	Clint coordinated that so I’ll pass the ball to him.

Clint Stein:	Well, I’ll just say that it was due diligence from our perspective and the reverse due diligence that Pacific Continental conducted on Columbia — I think both processes were very detailed. You know, they’re fairly lengthy. I don’t think that either organization left any stone unturned.

We’ve known Pacific Continental for a long time, we’ve followed them, and we’ve held them in very high regard in how they’ve operated the bank. So we had our preconceived notions for modeling purposes, and our approach with due diligence was to make sure that we didn’t miss anything. We spent a lot of time and effort on the loan portfolio, wanting to understand underwriting. We went through the same process we would as if we were doing a day one fair value mark for purchase accounting to establish our loan mark. Now we’ll have the passage of time here before we actually establish the mark itself, and you know loans will move into and out of the portfolio.

But it’s a similar process that we’ve used in the past — it’s been pretty effective for us. We really dug into third party risk management contracts. I feel like we’re both very familiar with the operational aspects, the credit aspects and everything else.

The other thing I’d add on to your sensitivity question is we modeled it on a combined basis. It doesn’t materially change — on a pro forma basis — our asset sensitivity. You know we believe that we’re more asset sensitive but when we pushed the two balance sheets together they’re very complementary and our asset sensitivity doesn’t change materially for us.

Melanie Dressel:	Another area of due diligence that we spent a lot of time on was the cultural fit. And you know the cultural fit for us starts by looking at the balance sheet and we saw a lot of similarities there. And we really tried to use the due diligence period as an opportunity to ask a lot of questions about how do we see the two companies coming together in a complementary way.

And we probably did even more of that with Pacific Continental than we’ve done in any other due diligence; we just really took the time, because at the end of the day the cultural fit really drives the financial metrics and we wanted to make sure they could have a homerun.

John Arfstrom:	Yes, OK. Good, that’s all very helpful. Thank you.

Melanie Dressel:	Thank you, John

Operator:	Your next question comes from Timothy Coffey from FIG Partners. Your line is open.

Tim Coffey:	Thank you.

Melanie Dressel:	Good morning, Tim.

Tim Coffey:	Does the integration with Pacific Continental cause you to slow down any future acquisition plans?

Melanie Dressel:	You know, I think that we get asked that on the day of announcement of any acquisition we’ve done. And I guess the answer to that is we’re not going to do anything to jeopardize the successful integration of Pacific Continental. But we also are continually talking with other financial institutions who are thinking about perhaps making a change, and we don’t want to miss that opportunity by putting the sign on the door saying “closed for business” for some period of time.

As you know, Tim, when you’re considering an acquisition there’s a long highway in front of you and it takes time. It’s a lot of preparation, a lot of discussion, a lot of just really seeing if it makes sense to acquire another organization. So that’s a long answer; we would certainly be willing to talk but we’re not going to do anything to jeopardize the integration of Pacific Continental.

Tim Coffey:	Sure, I understand. And then just looking at your stock price since November, would you have considered an acquisition like this if your stock price hadn’t gone up as much?

Melanie Dressel:	Sure. You know we’re always looking for quality opportunities to partner with other financial institutions. And as we all know, we don’t control the stock price and certainly whatever happened on November 8th, all financial institutions have benefited from that the rise in the stock price and who would have predicted that.

Tim Coffey:	OK, great. Thanks, those were my questions.

Melanie Dressel:	Thanks, Tim

Operator:	Your next question comes Louis Feldman from Wells Capital Management. Your line is open.

Louis Feldman:	Good morning…

Melanie Dressel:	Good morning Lou.

Louis Feldman:	Good morning, congratulations guys. My questions have been answered so thank you.

Melanie Dressel:	Thank you Lou.

Operator:	Your next question comes from Harris Arch from DuPont Capital Management. Your line is open.

Harris Arch:	Hi, good morning.

Melanie Dressel:	Good morning.

Harris Arch:	Just a few questions on the deal mechanics. Until the deal closes, I’m assuming Pacific Continental will continue paying its regular quarterly dividend?

Clint Stein:	Yes, that’s up to the board but that is the correct plan, yes.

Harris Arch:	OK. And then on slide 16, the deal mechanics of the collar — I’m just trying to understand that a little bit better. So given Columbia’s stock price right now, we are outside of that collar range. If hypothetically for argument sake, Columbia outperforms the KRX by that 15 percent, will Pacific shareholders receive $24.15 of Columbia’s stock? I’m just trying to understand the implications now that we’re out of the collar range.

Clint Stein:	Yes that’s correct, it’s a double trigger. It’s from when we set the collar in early September at 32.66; it’s a 15 percent movement in our stock above and beyond what the KRX index has done. And then there’s downside protection for Pacific Continental shareholders if our stock price declined and we underperformed the KRX by 15 percent. We’re trying to provide an avenue of price protection for both sets of shareholders, for movements that weren’t what we’d experienced since the presidential election where a rising tide has lifted all boats.

Harris Arch:	OK. But as where we are now on slide 16, the 27.85, a share of consideration if your stock outperforms the KBW by 15 percent, the shareholders won’t get $27.85, they will get$ 24.15. Is that correct?

Clint Stein:	If we outperform by 15 percent then the collar would come into effect and the price would be locked at$ 24.15. You know currently I think we have outperformed the KRX, but nowhere near the 15 percent.

Harris Arch:	Got you. And that 15 percent of the starting time for when that takes effect, is that from January 9th onwards? When does the clock start?

Clint Stein:	Actually the merger agreement’s probably already been filed this morning so you’ll be able to really dig in to the details. But the determination period starts essentially five days before closing and the determination period is the volume weighted average price for 20 days prior to that time period. So it’s a bit of an unknown right now but the pricing and the implications of the collar and all of those things will be determined shortly before we get to the close.

Harris Arch:	Great, thank you for answering my questions. Thanks.

Melanie Dressel:	Thank you.

Operator:	Your next question comes from Don Worthington from Raymond James. Your line is open.

Don Worthington:	Hello, good morning everyone.

Melanie Dressel:	Good morning, Don

Don Worthington:	One question as to deposit flows, I know Pacific Continental has some seasonality in their deposit inflows over the course of the year just due to the types of depositories that they do business with. Does that create any issues for Columbia in terms of those seasonality flows?

Clint Stein:	We have a very strong liquidity base and we’ve seen over the years as we’ve grown just even daily fluctuations in terms of our own deposit base, let alone any type of seasonal aspect there might be. And that’s why from one period to another we may have — you know, our goal is to maintain overnight funds at or near zero. But because of the movement in our deposit base that occurs and the nature of balance sheets being a point in time, sometimes we show we’ve got borrowings and when we show that we always get the question have you put on a leverage strategy.

Sometimes we show we’ve got excess funds and we’re asked: are you expecting something to happen with rates? And the short answer is, it’s just part of managing our funds at or near zero. I think that with Pacific Continental and their deposit base it’ll function and behave much like what we’re accustomed to our existing deposit base.

Don Worthington:	OK great thank you.

Melanie Dressel:	Thanks, Don

Operator:	At this time I have no further questions in queue. I turn the call back over to the presenters for closing remarks.

Melanie Dressel:	Great. Well, thank you for joining us this morning; it was a pleasure to have this opportunity. And I’d like to thank Roger and his board in this open forum for the confidence they have by allowing Columbia Bank to continue to build on the legacy of the company they built. And with that, we’ll talk to you soon.

Roger Busse:	Thank you.

Operator:	Thank you everyone. This concludes today’s conference call, you may now disconnect.

END

Forward-Looking Statements

This filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Columbia’s or Pacific Continental’s performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither Columbia nor Pacific Continental assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Columbia and Pacific Continental, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Columbia’s stock price before closing, including as a result of the financial performance of Pacific Continental prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Pacific Continental operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and Pacific Continental; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Columbia’s and Pacific Continental’s public filings with the Securities and Exchange Commission (the “SEC”). For more information, see the risk factors described in each of Columbia’s and Pacific Continental’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Annualized, pro forma, projected and estimated numbers and percentages are used for illustrative purposes only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Shareholders are urged to carefully review and consider each of Columbia’s and Pacific Continental’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Continental and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and Pacific Continental are urged to carefully read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of each institution seeking any required shareholder approvals. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. Columbia and Pacific Continental shareholders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before voting on the transaction.

Investors will also be able to obtain these documents, free of charge, from Pacific Continental by accessing Pacific Continental’s website at www.therightbank.com under the link “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Pacific Continental Corporation, Attention: Corporate Secretary, 111 West Seventh Avenue, P.O. Box 10727, Eugene, Oregon 97440-2727.

PARTICIPANTS IN THE SOLICITATION

Pacific Continental and Columbia and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Columbia and Pacific Continental in connection with the merger. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Information about the directors and executive officers of Pacific Continental and their ownership of Pacific Continental common stock is set forth in the proxy statement for Pacific Continental’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.